UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

58.com Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share**

American depositary shares, each representing two Class A ordinary shares

(Title of Class of Securities)

31680Q104***

(CUSIP Number)

Jinbo Yao

c/o Building 105

10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

People’s Republic of China

+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A ordinary shares, par value $0.00001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31680Q104

1.	Names of Reporting Persons. Jinbo Yao
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 30,421,556 (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 29,695,518 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,698,434* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 300,141,265 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of August 7, 2020, as set forth in the Proxy Statement (as defined below); and (ii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate voting power of the Company. See Item 5.

CUSIP No. 31680Q104

1.	Names of Reporting Persons. Internet Opportunity Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 30,421,556 (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 29,695,518(see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,698,434* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.	Type of Reporting Person (See Instructions) PN

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 300,141,265 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of August 7, 2020, as set forth in the Proxy Statement (as defined below); and (ii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate voting power of the Company. See Item 5.

CUSIP No. 31680Q104

1.	Names of Reporting Persons. Internet Opportunity Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 30,421,556 (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 29,695,518 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,698,434* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 300,141,265 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of August 7, 2020, as set forth in the Proxy Statement (as defined below); and (ii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate voting power of the Company. See Item 5.

CUSIP No. 31680Q104

1.	Names of Reporting Persons. The Xinyi Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation. See Item 5.
**	Percentage calculated based on 300,141,265 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of August 7, 2020, as set forth in the Proxy Statement (as defined below); and (ii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

CUSIP No. 31680Q104

1.	Names of Reporting Persons. Xinyi Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation. See Item 5.
**	Percentage calculated based on 300,141,265 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of August 7, 2020, as set forth in the Proxy Statement (as defined below); and (ii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Nihao China Corporation
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.		Type of Reporting Person (See Instructions) CO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below). See Item 5.
**	Percentage calculated based on 300,141,265 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of August 7, 2020, as set forth in the Proxy Statement (as defined below); and (ii) 276,878 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

This Amendment No. 2 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, as subsequently amended by Amendment No. 1 (the “Statement”), with respect to 58.com Inc. (the “Company”). Except as specifically amended and supplemented by this Amendment, the Statement remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by adding the following:

The descriptions of the Nihao Facility Agreement (as defined below) and the Acquisition Facilities Agreement (as defined below) set forth in Item 4 of this Amendment are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by adding the following:

On September 8, 2020, Nihao China, its subsidiary Nihao Haven Corporation (“Nihao Haven”) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (“SPDB”) (as Mandated Lead Arranger, Lender, Agent and Security Agent) entered into a facility agreement (the “Nihao Facility Agreement”) pursuant to which SPDB will arrange a term loan facility of up to US$300 million to Nihao China which, subject to the conditions set forth in the Nihao Facility Agreement, will be used for the purpose of funding a portion of the equity contribution to Parent contemplated by the IO Equity Commitment Letter.

Additionally, as contemplated by the Debt Commitment Letter, Parent, Merger Sub, SPDB (as Sole Original Mandated Lead Arranger, Agent and Security Agent), China Merchants Bank Co., Ltd. Shanghai Branch (as Joint Mandated Lead Arranger), Industrial Bank Co., Ltd. Shanghai Pilot FTZ Branch (as Arranger) and Ping An Bank Co., Ltd., Shanghai Branch (as Arranger) entered into a facilities agreement (the “Acquisition Facilities Agreement”) on September 2, 2020. The Acquisition Facilities Agreement provides for (i) a term loan facility of US$2.00 billion, (ii) a US$500.00 million offshore cash bridge facility, and (iii) a US$1.00 billion (or its equivalent in RMB) offshore cash bridge facility which, subject to the conditions set forth in the Acquisition Facilities Agreement, will be used for the purpose of financing a portion of the consideration for the Merger and fees and expenses incurred in connection with the Merger.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Nihao Facility Agreement and the Acquisition Facilities Agreement, copies of which are attached hereto as Exhibits 7.11 and 7.12, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons as of the date hereof and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Reporting Person	Amount beneficially owned:	Percent of class (1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao (2)(4)	30,698,434	10.2%	0	30,421,556	0	29,695,518
Internet Opportunity Fund (2)(4)	30,698,434	10.2%	0	30,421,556	0	29,695,518
Internet Opportunity Company (2)(4)	30,698,434	10.2%	0	30,421,556	0	29,695,518
The Xinyi Trust (3)(4)	29,418,640	9.8%	0	29,418,640	0	29,418,640
Xinyi Limited (3)(4)	29,418,640	9.8%	0	29,418,640	0	29,418,640
Nihao China Corporation (3)	29,418,640	9.8%	0	29,418,640	0	29,418,640

(1) Percentage calculated based on 300,141,265 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of: (i) 299,864,387 Ordinary Shares outstanding as of August 7, 2020 (comprising 254,632,267 Class A Ordinary Shares and 45,232,120 Class B Ordinary Shares and excluding 1,089,926 Class A Ordinary Shares issued to the Company’s depositary and reserved for future exercise of vested options and restricted share units under the Company’s share incentive plans by the management and other employees of the Company), as set forth in the proxy statement of the Company attached as Exhibit (a)-(1) to Amendment No. 2 to the Schedule 13E-3 filed with the SEC on August 7, 2020 (the “Proxy Statement”); and (ii) 276,878 Class A Ordinary Shares issuable to Mr. Yao upon conversion of restricted share units within 60 days after the date hereof.

(2) The Ordinary Shares beneficially owned by this Reporting Person consist of: (i) 28,587,204 Class B Ordinary Shares and 831,436 Class A Ordinary Shares represented by 415,718 ADSs, held by Nihao China; (ii) an aggregate of 1,002,916 Class B Ordinary Shares beneficially owned by certain executive officers and employees of the Company who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney; and (iii) 276,878 Class A Ordinary Shares issuable to Mr. Yao upon conversion of restricted share units within 60 days after the date hereof, which in the aggregate represents approximately 42.0% of the aggregate voting power of the Company.

(3) The Ordinary Shares beneficially owned by this Reporting Person consist of 28,587,204 Class B Ordinary Shares and 831,436 Class A Ordinary Shares represented by 415,718 ADSs, held by Nihao China, which in the aggregate represents approximately 40.6% of the aggregate voting power of the Company.

(4) Nihao China is 100% beneficially owned by Xinyi Limited, which in turn is wholly owned by the Xinyi Trust with Credit Suisse Trust Limited as the trustee, Mr. Yao as settlor and Mr. Yao and his family members as beneficiaries. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Yao, Internet Opportunity Fund, Internet Opportunity Company, the Xinyi Trust and Xinyi Limited may be deemed to beneficially own all of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Nihao China.

As a result of entering into the Support Agreement and the Interim Investors Agreement, the Reporting Persons may be deemed to be members of a “group” with those other parties to the Support Agreement or the Interim Investors Agreement that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares beneficially owned (or deemed to be beneficially owned) by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement.

Based on Amendment No. 4 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by GASF and the other reporting persons named therein on June 22, 2020, GASF beneficially owns 7,150,000 ADSs representing 14,300,000 Class A Ordinary Shares, which represents approximately 5.6% of the Company’s issued and outstanding Class A Ordinary Shares based on 254,632,267 Class A Ordinary Shares issued and outstanding as of August 7, 2020, as set forth in the Proxy Statement, and voting power in the Company of approximately 2.0%.

Accordingly, in the aggregate, the Reporting Persons and those other parties to the Support Agreement and the Interim Investors Agreement that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares may be deemed to beneficially own 15,408,314 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 29,590,120 Class B Ordinary Shares, which, in accordance with Rule 13d-3(d)(1)(i), represents approximately 15.8% of the total number of Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares owned by the Reporting Persons into Class A Ordinary Shares and the conversion of vested restricted share units held by Mr. Yao into Class A Ordinary Shares) stated to be outstanding in the Proxy Statement.

(c) Except as disclosed elsewhere in this Amendment or previously reported in the Statement, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Statement is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby supplemented by adding the following:

Exhibit 7.11	Facility Agreement, dated September 8, 2020, between Nihao China, Nihao Haven and the other parties named therein (incorporated by reference to Exhibit (b)-(7) to Amendment No. 4 to the Schedule 13E-3 filed with the SEC on September 8, 2020).

Exhibit 7.12	Facilities Agreement, dated September 2, 2020, between Parent, Merger Sub and the other parties named therein (incorporated by reference to Exhibit (b)-(6) to Amendment No. 4 to the Schedule 13E-3 filed with the SEC on September 8, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2020

Jinbo Yao

/s/ Jinbo Yao

Internet Opportunity Fund LP

By:	Internet Opportunity Company, its general partner

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

Internet Opportunity Company

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

The Xinyi Trust

By:	/s/ Patricia Tan and Kylie Fletcher
	Name:	Patricia Tan and Kylie Fletcher
	Title:	Authorized Signatories
For and on behalf of Credit Suisse Trust Limited, as Trustee of The Xinyi Trust

Xinyi Limited

By:	/s/ Patricia Tan and Kylie Fletcher
	Name:	Patricia Tan and Kylie Fletcher
	Title:	Authorized Signatories
For and on behalf of Bukit Merah Limited and Tanah Merah Limited, as Corporate Directors of Xinyi Limited

Nihao China Corporation

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director